United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 17, 2021

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC

(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 64,970 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 64,970 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	64,970

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 64,970 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 17,390 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 64,970 Ordinary Shares on 15 March 2021
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	17,390

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 17,390 Ordinary Shares Aggregated Price: USD $932,514.21
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 27,156 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 27,156 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	27,156

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 27,156 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 12,771 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 27,156 Ordinary Shares on 15 March 2021
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	12,771

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 12,771 Ordinary Shares Aggregated Price: USD $684,826.86
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel & Company Secretary
b)	Initial notification / amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 8,833 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 8,833 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,833

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,833 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4,154 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8,833 Ordinary Shares on 15 March 2021
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	4,154

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,154 Ordinary Shares Aggregated Price: USD $222,752.39
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 8,030 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 8,030 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,030

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,030 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3,777 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8,030 Ordinary Shares on 15 March 2021
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	3,777

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3,777 Ordinary Shares Aggregated Price: USD $202,536.30
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction
Acquisition of 1,835 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) and of 2,513 Ordinary Shares following the vesting of Restricted Stock Units (“RSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 4,348 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	4,348

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,348 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 2,045 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 4,348 Ordinary Shares on 15 March 2021
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	2,045

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 2,045 Ordinary Shares Aggregated Price: USD $109,660.24
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Lauren Sayeski
2	Reason for notification

a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 4,088 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 4,088 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	4,088

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,088 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,923 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 4,088 Ordinary Shares on 15 March 2021

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	1,923

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,923 Ordinary Shares Aggregated Price: USD $103,118.16
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Véronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 671 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) and 918 Ordinary Shares following the vesting of Restricted Stock Units (“RSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 1,589 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	1,589

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,589 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 10,220 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 10,220 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	10,220

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10,220 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4,807 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 10,220 Ordinary Shares on 15 March 2021

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	4,807

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 4,807 Ordinary Shares Aggregated Price: USD $257,768.59
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Frank Molthan
2	Reason for notification
a)	Position / status	General Manager, Germany
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 8,249 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 8,249 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8,249

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 8,249 Ordinary Shares Aggregated Price: USD $0

e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3,919 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8,249 Ordinary Shares on 15 March 2021
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	3,919

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3,919 Ordinary Shares Aggregated Price: USD $210,150.85
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 7,592 Ordinary Shares following the vesting of Performance Share Units (“PSUs”) granted under the terms of the Company’s Long-Term Incentive Plan 2016 (“LTIP”), resulting in the issue of 7,592 Ordinary Shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	7,592

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 7,592 Ordinary Shares Aggregated Price: USD $0
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3,571 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 7,592 Ordinary Shares on 15 March 2021
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $53.623589	3,571

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 3,571 Ordinary Shares Aggregated Price: USD $191,489.84
e)	Date of the transaction	2021-03-15
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 17, 2021	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary